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12011695

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

SEC FILE NUMBER

8-50822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

A & F FINANCIAL SECURITIES, INC. (JD Nichols & Associates) Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6901 JERICHO TURNPIKE, SUITE 217
                        (No. And Street)

| SYOSSET | NY | 11791 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA HALPERN   (203) 210-7364
                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                    (Name - if individual state last, first, middle name)

| 5 West 37th Street, 4th Floor | NEW YORK | NY | 10018 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ DANIEL DVORZNAK _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ A & F FINANCIAL SECURITIES, INC. _____ , as of

_____ DECEMBER 31, 2011 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

GLORIA LANGDON
Notary Public - State of New York
NO. 01LA6046199
Qualified in Nassau County
My Commission Expires _10-6-14_

_____
Notary Public

_____
Signature

VICE PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

A & F FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

A & F FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO *&* ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To The Board of Directors And Stockholders of
A & F Financial Securities, Inc.

We have audited the accompanying statement of financial condition of A & F Financial Securities, Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of A & F Financial Securities, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, LLP

New York, New York
February 22, 2012

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	145,697
Due from Clearing Brokers		345,116
Fixed Assets (net of accumulated depreciation of $53,051)		24,620
Loans Receivable		18,140
Other Assets		111,520
TOTAL ASSETS	$	645,093

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	286,228
Total Liabilities		286,228

Stockholders' Equity

Common Stock, $1 Par Value; 200,000 Shares Authorized, 300 Shares Issued And 225 Outstanding	225
Additional Paid-In-Capital	130,075
Retained Earnings	393,565
Treasury stock, at cost, 75 shares	(165,000)
Total Stockholders' Equity	358,865
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 645,093

The accompanying notes are an integral part of this financial statement.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND
           BUSINESS DESCRIPTION:

Description of Business

        A & F Financial Securities, Inc. (the "Company") was incorporated in the State of Florida on December 8, 1997 . The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on May 12, 1998, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a non-clearing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3, as all customers accounts, as defined, are carried by the clearing broker.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain recorded amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period reported. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

        The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition

        The Company records commission revenue and expenses on a trade date basis.

Office Equipment

        Depreciation is provided on a straight line basis using useful lives of 5 to 7 years for furniture, fixtures and equipment.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND
BUSINESS DESCRIPTION: (continued)

Office Equipment (continued)

Office equipment consists of the following:

Office equipment	$ 47,410
Computers	30,261
	77,671
Accumulated Depreciation	53,051
	$ 24,620

NOTE 2. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital as defined, of $204,341, which was $154,341 in excess of its required net capital of $50,000.

NOTE 3. INCOME TAXES

The Company elected to be taxed as an "S" Corporation for federal and state purposes. An "S" Corporation generally pays no income taxes and passes through substantially all taxable income to the stockholders of the Company.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

NOTE 4. DUE FROM BROKERS

The clearing and depository operations for the customers' securities transactions are provided by its clearing brokers, Wedbush Morgan Securities Inc. and Legent Clearing LLC.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2011, there were no amounts owed to the clearing brokers by these customers in connection with normal cash, margin and delivery against payment transactions.

At December 31, 2011, the receivable from the clearing brokers represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

NOTE 5.   LOANS RECEIVABLE

Loans receivable consists advances to employees of $23,140. The notes and advances are non-interest-bearing and are due on demand.

NOTE 6.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of liabilities and expenses incurred in the ordinary course of business that amount to $286,228

NOTE 7.   COMMITMENTS

The Company entered into a lease on January 12, 2010 for its operations in Syosset, New York. The Company is also responsible for its proportionate share of real estate taxes and other operating expenses. The lease expires in February 2016.

Minimum future lease payments under the non-cancelable operating lease in years subsequent to December 31, 2011 are as follows

Year Ending Dec 31,	Amount
2012	$ 77,299
2013	79,618
2014	82,006
Thereafter	86,380
Total	$ 325,303

NOTE 8.   RETIREMENT PLAN

The company sponsors a retirement plan for its eligible employees. The company made total contributions of approximately $35,000 to the plan during the year ended December 31, 2011.

NOTE 9.   LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2011, the Company had not entered into any subordinated loans agreements.

NOTE 10.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure. On February 9, 2012, the Company changed its name to J.D. Nicholas & Associates, Inc.